MGIC INVESTMENT CORPORATIONCOMPUTATION
OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except for ratio data)

	Three months ended	Year ended December 31,
	March 31, 2005	2004	2003	2002	2001	2000
Income before taxes and equity investees	$207,425	$591,777	$575,797	$816,402	$888,529	$766,942
Distributions from equity investees	60,375	82,300	27,450	20,137	20,261	2,500

Net earnings	267,800	674,077	603,247	836,539	908,790	769,442
Fixed charges:
Interest expense	10,255	40,046	39,995	36,776	30,623	28,759
Amortization of debt expense	467	1,085	1,118	1,151	680	523
Rent expense (1/3) (reasonable
approximation of the interest
factor)	1,010	3,911	3,975	3,666	3,424	2,919

Total fixed charges	11,732	45,042	45,088	41,593	34,727	32,201
Net earnings and fixed charges	$279,532	$719,119	$648,335	$878,132	$943,517	$801,643
Ratio of net earnings and fixed charges
to fixed charges	23.8	16.0	14.4	21.1	27.2	24.9